4550 Towne Centre Court | San Diego, California 92121

May 11, 2020

Board of Directors
Tetraphase Pharmaceuticals, Inc. 480 Arsenal Way, Suite 100
Watertown, MA 02472

Dear Members of the Board:

On behalf of La Jolla Pharmaceutical Company (“La Jolla”), I am pleased to submit the enclosed execution-ready version of a definitive Merger Agreement (the “Merger Agreement”) to acquire 100% of the equity of Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) for $22.3 million in cash, plus an additional $12.5 million potentially payable under CVRs to be issued in the transaction.

The upfront cash consideration will be paid as follows: (i) $1.00 per share of Tetraphase common stock (including common stock underlying RSUs, PSUs and pre-funded warrants),
(ii)$1.41 per share underlying the 2019 Black-Scholes Warrants, and (iii) $1.45 per share underlying the 2020 Black-Scholes Warrants. As contemplated in your current merger agreement with AcelRx Pharmaceuticals, Inc. (“AcelRx” and such merger agreement, the “AcelRx Merger Agreement”), the consideration payable to the holders of the Black-Scholes Warrants would be fixed in a Support Agreement to be executed concurrent with execution of the Merger Agreement.

We believe that our offer constitutes a “Superior Offer” as defined under the AcelRx Merger Agreement. In particular, we note the following:

•	The La Jolla Board of Directors has approved the transaction and authorized our execution of the Merger Agreement, subject to your termination of the AcelRx Merger Agreement.

•	Our proposal is not subject to any financing contingencies. We stand ready to fund 100% of the purchase price with cash on hand (as of March 31, 2020, La Jolla had $77.2 million of cash and no debt).

•	We have reduced the $5 million Company Net Cash condition and Target Net Cash level in the AcelRx Merger Agreement to $4.19 million to offset the termination fee payable by Tetraphase to AcelRx.

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Our offer is structured as a tender offer rather than a merger, which means that no stockholder vote is needed nor is a Registration Statement on Form S-4 required. As a result, our transaction can be completed on an accelerated timeline.

Board of Directors
Tetraphase Pharmaceuticals, Inc. May 11, 2020

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In an effort to put the parties in a position to move quickly, we have agreed to use the form of the AcelRx Merger Agreement with revisions to implement the enhancements described above. We have also enclosed a redline of the Merger Agreement, marked to show changes from the AcelRx Merger Agreement.

We would like to thank you for your consideration, and we remain excited about the prospect of working together towards the successful and expeditious consummation of our proposal, which we believe will deliver enhanced value to Tetraphase’s stockholders.

Sincerely,

Kevin Tang
Chairman

Enclosures:

Merger Agreement (with exhibits)
Form of Support Agreement

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